FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For October 19, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: November 10, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101 – 6th Avenue SW
Calgary, AB  T2P 3P4
Phone (403) 264-6161
Fax (403) 266-3069

Gentry Announces Updated Reserves Summary

Calgary, Alberta, October 19, 2005 (GNY-TSX) - Gentry Resources Ltd. (“Gentry” or the “Company”) is pleased to announce that due to the extensive drilling program undertaken this year, it has updated its reserves evaluation report. The Report was prepared by Martin & Brusset Associates with an effective date of October 1, 2005.

HIGHLIGHTS

▪

Proved plus probable reserves increased by 44% to 12,408 thousand barrels of oil equivalent (“mboe”) from 8,642 mboe as at December 31, 2004.

▪

Proved reserves increased by 31% to 6,665 mboe from 5,078 mboe at 2004 year-end.

▪

The Net Present Value of the Company’s proved and probable reserves discounted at 10% is $289 million, representing a 124% increase over the 2004 year-end evaluation of $129 million.

▪

The Company’s reserve life index (“RLI”) on a proved and probable basis is 9.4 years for oil and NGLs and 8.6 years for natural gas, resulting in an RLI of 8.9 years on a boe basis, based on current production rates of 3,800 boe/d.

RESERVES

The October 1, 2005 Martin & Brusset Associates Evaluation was prepared utilizing the methodology and definitions as set out under National Instrument 51-101 (“NI 51-101”). The year-end reserves for 2004 and October 1, 2005 presented herein include the Company’s working interests before royalties and use forecast price and cost assumptions. Where volumes are expressed on a barrel of oil equivalent (“boe”) basis, gas volumes have been converted to boe at 6,000 cubic feet per barrel (6 mcf/bbl).

RESERVES SUMMARY TABLE – FORECAST PRICES AND COSTS

Working Interest Reserves

	October 1, 2005(1)			YE 2004
	Oil & NGL (mbbls)	Gas (mmcf)	Oil Equiv. (mboe)	Oil Equiv. (mboe)	Percent Change
Proved
Developed Producing	2,438	15,566	5,032	4,628	9%
Developed Non-producing	864	3,940	1,521	389	291%
Undeveloped	13	591	112	62	80%
Total Proved	3,315	20,097	6,665	5,078	31%
Probable
Developed	1,803	11,440	3,710	2,295	62%
Undeveloped	724	7,863	2,035	1,268	61%
Total Probable	2,527	19,304	5,744	3,564	61%

Proved plus Probable	5,842	39,400	12,408	8,642	44%

(1)

Due to rounding, some columns may not add precisely.

At October 1, 2005, Gentry’s proved reserves grew by 31% to 6,665 mboe from the year-end 2004. Total proved and probable reserves grew to 12,408 mboe, up 44% compared to 8,642 mboe at the end of 2004.

Approximately 50% of Gentry’s proved reserves are crude oil and natural gas liquids and 50% are natural gas.  On a proved plus probable basis, Gentry’s reserves are 47% oil and liquids and 53% natural gas.

NET PRESENT VALUE OF RESERVES – FORECAST PRICES AND COSTS

Gentry’s crude oil, natural gas and natural gas liquids reserves were evaluated using the Martin & Brusset Associates Price Forecast effective October 1, 2005 and are prior to any provision for income taxes, interest, debt service charges and general and administrative expenses.  It should not be assumed that the discounted future net production revenues estimated herein represent the fair market value of the reserves.

October 1, 2005(1) (2)	Discounted at
	0% ($000s)	5% ($000s)	10% ($000s)	12% ($000s)	15% ($000s)
Proved
Developed Producing	162,348	123,531	103,706	98,202	91,481
Developed Non-producing	47,930	44,359	41,390	40,337	38,878
Undeveloped	2,793	2,051	1,625	1,501	1,346
Total Proved	213,071	169,942	146,722	140,041	131,705
Probable
Developed	131,554	109,591	97,769	94,053	89,133
Undeveloped	60,199	51,044	44,604	42,498	39,706
Total Probable	191,753	160,635	142,373	136,551	128,838

Total Proved plus Probable	404,824	330,577	289,095	276,591	260,543

(1)

As required by NI 51-101, undiscounted well abandonment costs of $2.26 million for proved reserves and $2.8 million for proved plus probably reserves are included in the net present value determination.

(2)

Due to rounding, some columns may not add precisely.

RESERVE LIFE INDEX

The Company’s RLI, on a proved and probable basis and using current production volumes, is 9.4 years for crude oil and NGLs and 8.6 for natural gas, resulting in a combined RLI of 8.9 years.  The Company’s RLI on a proved basis is 5.3 years for oil and NGLs and 4.4 years for gas, resulting in a combined RLI of 4.8 years.

FORECAST PRICES

Product price forecasts used in the Company’s Martin & Brusset Associates October 1, 2005 Evaluation is summarized below:

	WTI Oil USD/bbl	Edmonton Lt Oil $C/bbl	Spot Natural Gas $C/mmbtu
2005	66.00	78.50	10.50
2006	64.00	77.00	9.50
2007	56.00	67.30	8.50
2008	48.00	57.50	7.25
2009	44.00	52.70	6.25
2010	44.00	52.70	6.35

CURRENT PRODUCTION

The Company’s current production is approximately 3,800 boe/d, based on field receipts and estimates, weighted 55% toward natural gas. The Company’s major tie-in projects in the Tide Lake area of Princess are expected to be completed within the coming month, as wet weather continues to hamper the construction projects.

Gentry trades on the TSX under the symbol “GNY” and currently has 38,850,347 common shares issued and outstanding.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Vice-President, Finance & C.F.O

                                (403) 264-6161

R. Gordon McKay, Chief Operating Officer

                (403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY

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